Filed Pursuant To Rule 433

Registration No. 333-217785

July 14, 2017

UBS House View Investment Strategy Guide

INVESTMENT PROFESSIONAL USE ONLY

3Q 2017

UBS House View Comments	SPDR® Product Idea	Ticker	Description	Covered by ETF Research
We remain overweight High Yield bonds due to their attractive income and lower default outlook.	SPDR Bloomberg Barclays High Yield Bond ETF	JNK	The Bloomberg Barclays High Yield Very Liquid Index is designed to measure the performance of publicly issued US dollar denominated high yield corporate bonds with above average liquidity.	•
Senior loans offer attractive floating-rate coupons with low correlation to other asset classes and lower volatility than high-yield bonds.	SPDR Blackstone / GSO Senior Loan ETF	SRLN	SRLN is an active ETF that seeks to provide current income consistent with the preservation of capital by normally investing at least 80% of its net assets in senior loans.	•
With faster global economic growth driving higher revenues and earnings, we believe that global equity markets can continue to trend higher. Within Europe, we now favor Eurozone stocks.	SPDR EURO STOXX 50® ETF	FEZ	The EURO STOXX 50 Index is designed to represent the performance of some of the largest companies across components of the 19 EURO STOXX Supersector Indexes. The EURO STOXX Index is a broad yet liquid subset of the STOXX Europe 600 Index.	•
The US technology sector currently trades at attractive valuations given secular growth opportunities within the sector.	SPDR Morgan Stanley Technology ETF	MTK	The Morgan Stanley Technology Index is a modified equal-weighted index and composed purely of electronics-based technology companies.	•
Energy stocks appear compelling at current low valuation levels.	SPDR S&P® Oil & Gas Exploration & Production ETF	XOP	The S&P Oil & Gas Exploration & Production Select Industry Index is a modified equal weight index and represents the oil and gas exploration and production sub-industry portion of the S&P Total Markets Index.™	•
With inflation firming and nominal GDP growth accelerating, interest rates appear to have an upward bias, and the balance of policy risks seems skewed in financial sector's factor, with tailwinds from additional Fed rate increased, potential tax reform, and a likely easier regulatory burden.	Financial Select Sector SPDR Fund	XLF	The S&P Financial Select Sector Index is one of eleven S&P 500 GICS Sector indexes. It includes companies from the following industries: diversified financial services, insurance, commercial banks, capital markets, and consumer finance.	•
	SPDR S&P Bank ETF	KBE	The S&P Banks Select Industry Index is a modified equal weighted index and represents the bank segment of the U.S. S&P Total Markets Index. Due to the equal weighted index construction, KBE provides the potential for unconcentrated industry exposure across large, mid and small cap stocks.	•
We still like gold's insurance appeal over this horizon as potential US policy missteps and geopolitical flare-ups are likely.	SPDR Gold Shares	GLD®	SPDR Gold Shares is designed to reflect the performance of the price of gold bullion, less the Trust's expenses.	•
Rising populations and urbanization are fueling the need for clean-air technologies. Solution providers targeting emissions reductions stand to benefit.	SPDR MSCI ACWI Low Carbon Target ETF	LOWC	The MSCI ACWI Low Carbon Target Index aims to reflect a lower carbon exposure than that of the broad market across developed and emerging markets. The Index reweights the securities in the MSCI ACWI Index to favor companies with lower carbon emissions and fossil fuel reserves.	
	SPDR S&P 500 Fossil Fuel Reserves Free ETF	SPYX	The S&P 500 Fossil Fuel Free Index is designed to measure the performance of companies in the S&P 500 Index that are "fossil fuel free", which are defined as companies that do not own fossil fuel reserves.	
Evidence suggests that gender-diverse companies are more profitable and tend to outperform their less-diverse peers.	SPDR SSGA Gender Diversity Index ETF	SHE	The SPDR SSGA Gender Diversity Index aims to capture exposure to US companies that demonstrate greater gender diversity within senior leadership than other firms in the same sector.	

This document has been prepared by State Street Global Advisors (SSGA) for informational purposes only and does not indicate approval or disapproval by UBS. The information in the UBS House View is based on the views of UBS at the time of its printing and is not necessarily the opinions of SSGA. UBS Financial Advisors must consider whether any fund is appropriate for a particular client based on that client's specific investment objectives, financial situation, and risk tolerance.

State Street Global Advisors investment options are based upon the views of only State Street Global Advisors. UBS Financial Services has not assessed any of the investment options.

STATE STREET GLOBAL ADVISORS.

SPDR®

UBS House View Investment Strategy Guide ssga.com | spdrs.com Not for public use. State Street Global Advisors One Lincoln Street, Boston,    MA 02111-2900. T: +1 866 787 2257. Important Risk Information ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions & may trade at significant discounts in periods of market stress. No fossil fuel reserve ownership may have an adverse effect on a company’s profitability and, in turn, the returns of the fund. Gender diversity risk The returns on a portfolio of securities that excludes companies that are not gender diverse may trail the returns on a portfolio of securities that includes companies that are not gender diverse. Foreign (non-U.S.) Securities may be subject to greater political, economic, environmental, credit and information risks. Foreign securities may be subject to higher volatility than U.S. securities, due to varying degrees of regulation and limited liquidity. Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole. Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When distributed electronically, the GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com.    Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council in not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDW’s Sponsor. For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable. Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Portfolio. Actively managed ETFs do not seek to replicate the performance of a specified index. Select Sector SPDR Funds bear a higher level of risk than more broadly diversified funds. All ETFs are subject to risk, including the possible loss of principal. Sector ETFs products are also subject to sector risk and non-diversification risk, which generally results in greater price fluctuations than the overall market. Because of their narrow focus, sector funds tend to be more volatile than funds that diversify across many sectors and companies. Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss.    Investing in high yield fixed income securities, otherwise known as “junk bonds” is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These lower-quality debt securities involve greater risk of default or price change due to potential changes in the credit quality of the issuer. Passively managed funds invest by sampling the index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the Index. Actively managed funds may underperform its benchmarks. This material is for informational purposes only and does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. There is no representation or warranty as to the current accuracy of, nor liability for, decisions based on such information. Past performance is no guarantee of future results. BLOOMBERG®, a trademark and service mark of Bloomberg Finance L.P. and its affiliates, and BARCLAYS®, a trademark and service mark of Barclays Bank Plc, have each been licensed for use in connection with the listing and trading of the SPDR Bloomberg Barclays ETFs. Trademarks and service marks referenced herein are the property of their respective owners. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, One Lincoln Street, Boston, MA, 02111. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P® 500, SPDR® S&P® MidCap 400 and SPDR Dow Jones Industrial Average, and all unit investment trusts. ALPS Portfolio Solutions Distributor, Inc. is distributor for Select Sector SPDRs. ALPS Distributors, Inc. and ALPS Portfolio Solutions Distributor, Inc. are not affiliated with State Street Global Advisors Funds Distributors, LLC. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit spdrs.com. Read it carefully. Not FDIC Insured No Bank Guarantee May Lose Value © 2017 State Street Corporation. All Rights Reserved. State Street Global Advisors ID9879-IBG-24089 0617 Exp. Date: 06/30/2018 SSL000817

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.